March 27, 2019

Gergely Toth
Chief Executive Officer
Cantabio Pharmaceuticals Inc.
2225 East Bayshore Road
Palo Alto, CA 94303

       Re: Cantabio Pharmaceuticals Inc.
           Preliminary Information Statement on Schedule 14C
           Filed March 22, 2019
           File No. 000-54906

Dear Mr. Toth:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Preliminary Information Statement on Schedule 14C filed on March 22, 2019

General

1. We note your disclosure on page 11 that following the reverse stock split, you estimate your total number of common stockholders will be reduced from 2,010 to approximately 339. Please tell us why you did not file Schedule 13E-3. Refer to
      Exchange Act Rule 13e-3(a)(3)(i)(C) and (ii)(A).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Christine Westbrook at 202-551-5019 or Suzanne Hayes at 202-551-
3675 if you have questions.
 Gergely Toth
Cantabio Pharmaceuticals Inc.
March 27, 2019
Page 2


FirstName LastNameGergely Toth               Sincerely,
Comapany NameCantabio Pharmaceuticals Inc.
                                             Division of Corporation Finance
March 27, 2019 Page 2                        Office of Healthcare & Insurance
FirstName LastName